EXHIBIT 99.1

North American Construction Group Ltd. Announces Change to Dividend Payment Date

ACHESON, Alberta, March 09, 2023 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that the regular quarterly dividend previously announced on February 14, 2023 (the “Dividend”) will be paid on April 6, 2023 rather than on the previously announced date of April 7, 2023. Other details of the dividend remain unchanged.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
ir@nacg.ca
www.nacg.ca